SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June 1, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on June 1, 2012.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 1 June 2012

ING and trade unions reach agreement in principle on pension scheme for employees in The Netherlands

ING announced today that it has reached an agreement in principle in the negotiations with the trade unions about a new pension scheme for employees in The Netherlands of ING Bank, WestlandUtrecht Bank and Insurance/IM, including Nationale-Nederlanden and ING Investment Management. With this new pension scheme, ING aims to introduce a modern, balanced scheme which meets today’s requirements. In conjunction with the separation of the Banking and Insurance/IM activities, two separate pension funds will be established: one for the Bank and one for Insurance/IM.

Final agreement on the new scheme will be subject to formal approval of the trade unions based on a consultation of their members. In this regard the unions will recommend the scheme to their respective members in the second half of June.

Once approved, the new pension scheme will take effect on 1 January 2014, and will apply to the 19,000 staff members in the Netherlands of ING Bank and WestlandUtrecht Bank as well as to the 8,000 staff members in the Netherlands of Insurance/IM. The scheme will be part of the respective collective labour agreements and will replace the current pension scheme in these agreements. The pension entitlements in the current pension scheme (built up to the end of 2013) remain unchanged.

Key elements of the scheme:

•

The new pension scheme will be based on ING contributing a yearly pre-defined premium to the funds. The employee contribution to the new scheme will gradually increase to one-third of the base pension premium.

•

The threshold sum for which no pension accrual takes place and for which no premiums are paid – the so-called state-pension offset – will be lowered to EUR 15,000 (from over EUR 19,000 in the current scheme).

•

The new pension benefit will be based on the average wage over the period of employment (instead of the final wage under the current scheme) with a 2% accrual rate. This rate is the percentage of the pension base (salary minus the state-pension offset) that is built up during each year of service. The average wage scheme is in line with pension schemes that are customary in the Netherlands.

•

The risk of underfunding in the new funds will be transferred to these funds. In exchange, ING will pay an additional risk premium. In the current scheme, ING is obliged to make additional payments in the case of underfunding of the fund. This obligation will only be maintained for the pension entitlements that will have been built up to the end of 2013.

•	The responsibility for inflation correction moves to the two new pension funds.

•	The standard retirement age in the new pension scheme will be raised to 67 (from 65).

“For ING it is important to have a pension scheme which prepares us for the future, given the upcoming split of ING Group into separate bank and insurance/investment management operations,” said Nick Jue, chairman of the Board of ING Netherlands. “We are pleased to have been able to conclude this scheme during constructive and open negotiations with the trade unions.”

“It was important for us to come to a pension scheme that offers employees peace of mind and security for the future in these times of uncertainty,” said Ike Wiersinga, negotiator on behalf of CNV Dienstenbond. “The lower state-pension offset in the new scheme was a long-standing hope of CNV, which works out well for everybody, but especially for those in the lower salary scales. Additionally, we have agreed to commit to an age-aware personnel strategy, so that everybody will be fit and can work with pleasure until his/her retirement.”

CORPORATE COMMUNICATIONS

Media enquiries

Ingeborg Klunder

+31 20 541 6526

Ingeborg.Klunder@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: June 1, 2012